September 24, 2012


Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549

Re: Your comment letter dated September 10, 2012
    Free Flow, Inc.
    Registration Statement on Form S-1
    File Number 333-179909

Dear Ms. Long,

Thank you for your very useful comments. I will number my responses to correspond with the number on your comments.

     1.   Changed to include all entities.

     2.   This sentence has been removed.

     3. Wording has been changed to show that they will not receive the dividend until the registration is effective.

     4.   Changed to June 30.

     5.   Edgar error that it was not removed. Now removed.

     6.   Removed as suggested.

     7.   We have updated this information.

     8. We have included a section in Management's Discussion to address your comment.
     9.   Have indicated that they were originally filed under "99".

Sincerely,

FREEFLOW, INC.


"S" Douglas Henderson
------------------------------
President

Cc: Karen Batcher, Esq.